NEWS RELEASE

OLYMPUS - DRILL RESULTS EXPANDS THE HIGH GRADE PHUOC SON PROPERTY

HIGHLIGHTS:

•	Recent results return 6.94 g/t gold over 8.01 meters including 13.76 g/t over 1.81 m and 21.10 g/t over 1.11 meters.
•	Mineralized zone now has a defined length of approximately 600m and remains open for further expansion.
•	Definition of the magnitude of the mineralization and resource addition are the current focus of ongoing drill program.

TORONTO, February 9th, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM) is pleased to report further positive drill results from ongoing exploration on the Phuoc Son Gold property. The Company plans continued step-out drilling.

At the North deposit, 100 m step-out holes have extended the mineralized zone from hole 204 which returned 38.81 g/t gold over 1.25 meters(OYM Press release dated November 28, 2006). The drilling has enlarged the mineralized zone’s aerial extent 3 fold to approximately 115,000 square meters (~ 600 m by 200 m) as compared to the April, 2006 resource area of roughly 35,000 square meters.
A highlight of the step-out drilling is hole 209 with an assay of 6.94g/t gold over 8.01 meters. The deposit currently has a defined strike length of 600 meters and remains open.

Olympus’ VP-Exploration, Roger Dahn, said, “The continued success of our program is substantially increasing the size potential at Phuoc Son Each of our last five holes have hit significant gold mineralization and alteration. Hole 210, an aggressive 300 meter step-out further north, is in progress. The wet season over the past few months has severely limited our capacity to drill; with the oncoming dry season, we will step up our drilling program to build on these excellent results.”

Assay highlights from the recent phase of drilling are outlined in the table below and set out in maps shown by following INSERT HYPERLINK

North Deposit - northern exploration step-out drill program
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)
				Uncut
DSDH 205	245.70	246.60	0.90	3.37
and	267.93	268.60	0.67	3.05
DSDH 206	190.00	190.50	0.50	14.99
and	214.00	215.65	1.65	2.44
including	215.40	215.65	0.25	15.40
DSDH 207	258.65	264.65	6.00	2.11
including	263.00	264.65	1.65	6.61
DSDH 208	268.75	269.20	0.45	11.10
and	282.50	286.35	3.85	3.84
including	284.80	286.35	1.55	8.61
and	291.57	293.00	1.43	6.19
DSDH 209	289.54	297.55	8.01	6.94
including	289.54	291.35	1.81	13.76
and	294.85	295.96	1.11	21.10
Notes:
(1)  - All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2)  - Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3)   - All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry

The Company's 85% owned Phuoc Son Gold property is located in central Vietnam. Phuoc Son to date contains two known deposits (North and South deposits) and is located along the Phuoc Son-Sepon Suture hosting such world-class deposits as Oxiana's Sepon deposit to the east.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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